UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________

FORM 11-K

(Mark one)

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2004
OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from             to

Commission file number 1-14766

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Berkshire Energy Resources Retirement Savings Plan
115 Cheshire Road
Pittsfield, Massachusetts 01201

Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

Energy East Corporation
52 Farm View Drive
New Gloucester, Maine 04260-5116

REQUIRED INFORMATION

The Berkshire Energy Resources Retirement Savings Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the two fiscal years ended December 31, 2004 and 2003 and supplemental schedules, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Berkshire Energy Resources Retirement Savings Plan

Date: June 28, 2005	By /s/James E. Earley James E. Earley Committee Member
Date: June 28, 2005	By /s/Richard R. Benson Richard R. Benson Committee Member
Date: June 28, 2005	By /s/Robert D. Kump Robert D. Kump Committee Member

APPENDIX 1

BERKSHIRE ENERGY RESOURCES RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AS OF AND
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2004
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Berkshire Energy Resources Retirement Savings Plan
Index to Financial Statements and Supplemental Schedules

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the
Berkshire Energy Resources Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Berkshire Energy Resources Retirement Savings Plan (the Plan) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Berkshire Energy Resources Retirement Savings Plan as of December 31, 2004, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions as of or for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the historical cost and net gain or loss on certain transactions. Disclosure of this information is required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ Baker Newman & Noyes Limited Liability Company
Portland, Maine June 24, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the
Berkshire Energy Resources Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Berkshire Energy Resources Retirement Savings Plan (the "Plan") at December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

New York, New York
June 24, 2004

Berkshire Energy Resources Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003
	2004	2003

Assets:
Investments, at fair value:
Registered Investment Companies	$ 4,999,812	$ 5,630,159
Common/Collective Trust	671,916	210,891
Energy East Stock Fund	264,193	185,381
Participant loans	129,004	91,217

	6,064,925	6,117,648
Receivable:
Contributions Receivable	14,306	-

Net assets available for benefits	$6,079,231	$6,117,648

See notes to financial statements.

Berkshire Energy Resources Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2004 and 2003
	2004	2003

Additions:
Investment income:
Net appreciation in fair value of investments	$ 393,376	$ 820,282
Interest and dividends	104,500	129,987

	497,876	950,269

Contributions:
Participant	309,136	412,186
Employer	109,092	147,101
Transfer from other qualified plans	7,934	77,830
Contributions Receivable - Employer	3,720	-
Contributions Receivable - Employee	10,586	-

	440,468	637,117

Total additions	938,344	1,587,386

Deductions:
Benefits paid to participants	976,352	1,345,795
Administrative expenses	409	234

Total deductions	976,761	1,346,029

Net increase (decrease)	(38,417)	241,357
Net assets available for benefits: Beginning of year	6,117,648	5,876,291

End of year	$ 6,079,231	$ 6,117,648

See notes to financial statements.

Berkshire Energy Resources Retirement Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

1.   DESCRIPTION OF THE PLAN

The following description of the Berkshire Energy Resources (Company) Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (Code), and it includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan Administrator is the Company and an Administrative Committee has been appointed to serve as manager of the Plan.

The Plan is a defined contribution plan covering non-union employees of the Company, as well as the employees of Energy East Corporation's (Energy East) family of companies that elect to participate under the Plan provisions. Energy East, the parent corporation of the Company, through its subsidiaries, delivers electricity and natural gas to retail customers and provides electricity, natural gas, energy management and other services to retail and wholesale customers in the Northeast.

Eligibility

Employees are eligible to participate in the Plan as of the first day of the month following completion of at least 1,000 hours of service during a twelve month period, if they are at least age 21, are employed full time, and are not covered by a collective bargaining agreement between the Company and any union.

Contributions

Eligible employees may elect to participate in the Plan and authorize payroll deductions of not less than 1% and not greater than 50% of pretax earnings as contributions to their accounts during each year, subject to Code limitations. As of January 1, 2002, participants age 50 or over by the end of the Plan year can make an additional contribution to the Plan in accordance with and subject to the limitations of Section 414(v) of the Code. The maximum additional contribution in 2003 was $2,000 and increases by $1,000 a year until the additional contribution reaches a maximum of $5,000 in 2006.

As of April 1, 2002, the Plan accepts rollovers from other qualified plans, as well as 403(b) and government 457 plans, traditional Individual Retirement Accounts (IRAs), conduit IRAs (but not Roth IRAs), after-tax distributions from employer retirement plans and spousal death benefit payments.

The Company will match 100% of the first 1% of participant contributions and 50% of the next 5% of participant contributions, for a possible total Company match of 3.5% of a participant's eligible compensation.

Berkshire Energy Resources Retirement Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

1.   DESCRIPTION OF THE PLAN  (Continued)

Benefit Payments

Upon termination of employment due to retirement, disability, or death, a participant (or a participant's beneficiary) may elect to receive a lump sum distribution equal to the value of the participant's vested interest in the participant's account as soon as practicable following the termination date or defer the distribution to some future date.

Participants may request the withdrawal of certain account balances prior to termination of employment due to financial hardship.

Vesting

Participants have full and immediate vesting rights in participant and the Company's matching contributions, investment earnings and other amounts allocated to their accounts.

Participant Loans

A Plan participant may borrow a minimum of $1,000 and up to a maximum of one-half of the participant's vested account balance or $50,000, less the highest outstanding loan balance in the prior twelve months, whichever is less. Each loan carries an interest rate of prime plus 1%, established on the first day of the calendar quarter in which the loan is made. Interest rates on loans outstanding at year end range from 5.00% to 10.50% for 2004 and 2003. Security for each loan is provided by the Plan participant's vested account balance. Payments are made ratably through payroll deductions. If a participant's employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination.

Participants are allowed to have one loan outstanding at a time, unless a second loan is taken for the purchase of a primary residence.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, the participant's and the Company's contributions, and the participant's loan(s), if applicable. Allocations of Plan income are based on the share balances in the participants' accounts.

Berkshire Energy Resources Retirement Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. Units of common/collective trust funds are valued at the net asset value of units held by the Plan at year-end. The Energy East Stock Fund, comprised solely of Energy East common stock, is valued at its quoted market price at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date-basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Payments of Benefits

Benefits are recorded when paid.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to discontinue contributions at any time and to terminate the Plan. In the event of termination of the Plan, the net assets of the Plan are set aside, first, for payment of all Plan expenses and, second, for distribution to the participants, based upon the balances in their individual accounts.

Risk and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Berkshire Energy Resources Retirement Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

3.   INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2004 and 2003:
	2004	2003

PIMCO Total Return Fund	$ 701,216	$ 670,211
Putnam Asset Allocation: Growth Fund	-	1,332,846
Putnam Asset Allocation: Balanced Fund	-	958,319
Putnam OTC & Emerging Growth Fund	-	489,359
Putnam Fund for Growth and Income	-	934,365
Putnam Money Market Fund	-	797,486
T. Rowe Price Equity Income Fund	941,530	-
J. P. Morgan Stable Value Fund	671,916	-
T. Rowe Price Retirement Income Fund	304,713	-
T. Rowe Price Retirement 2010 Fund	322,983	-
T. Rowe Price Retirement 2015 Fund	425,622	-
T. Rowe Price Retirement 2020 Fund	697,337	-
Vanguard Explorer	511,655	-

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value during 2004 and 2003, as follows:
	2004	2003

Registered Investment Companies	$ 328,723	$ 774,139
Common/Collective Trust	25,674	44,258
Energy East Stock Fund	38,979	1,885

	$ 393,376	$ 820,282

4.   INCOME TAX STATUS

The Plan Administrator and management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies which were managed by Putnam Fiduciary Trust Company (Putnam) through December 30, 2004 and T. Rowe Price Retirement Plan Services (T. Rowe Price) as of December 31, 2004. Putnam was the trustee as defined by the Plan through December 31, 2004 and T. Rowe Price became the trustee as defined by the Plan effective December 31, 2004; therefore, these transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

6.   ADMINISTRATIVE EXPENSES

Substantially all administrative expenses are paid for by the Company.

Berkshire Energy Resources Retirement Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004
	Identity of Issue	Description of Investment	Current Value

	Pimco Total Return Fund	Registered Investment Company	$ 701,216
*	T. Rowe Price Equity Income Fund	Registered Investment Company	941,530
	Fidelity Diversified International Fund	Registered Investment Company	77,180
*	T. Rowe Price Growth Stock Fund	Registered Investment Company	161,367
	J. P. Morgan Stable Value Fund	Common/Collective Trust	671,916
*	T. Rowe Price Retirement Income Fund	Registered Investment Company	304,713
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	141,264
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	322,983
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	425,622
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	697,337
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	287,392
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	95,920
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	39,926
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	22,692
	Vanguard Explorer	Registered Investment Company	511,655
	Vanguard Institutional Index Fund	Registered Investment Company	269,015
*	Energy East Corporation Stock	Energy East Stock Fund	264,193
	Loan Fund	Participant Loans (5.00% - 10.50%)	129,004

	Total assets held at end of year		$ 6,064,925

*	Party-in-interest

Berkshire Energy Resources Retirement Savings Plan
Schedule H, Line 4j -Schedule of Reportable Transactions
Year Ended December 31, 2004

(a) Identity of Party Involved	(b) Description of Assets (Include Interest Rate and Maturity in Case of Loan)	(c) Purchase Price	(d) Sales Price

*Putnam Investments	Putnam Fund for Growth and Income	$ -	$ 941,530
*Putnam Investments	Putnam Money Market Fund	-	671,926
*Putnam Investments	Putnam Asset Allocation: Growth Fund	-	1,355,035
*Putnam Investments	Putnam Asset Allocation: Balanced Fund	-	737,712
*Putnam Investments	Putnam OTC & Emerging Growth Fund	-	499,916
Putnam Investments	PIMCO Total Return Fund	-	646,682
*T. Rowe Price	T. Rowe Price Equity Income Fund	941,530	-
*T. Rowe Price	T. Rowe Price Retirement 2010 Fund	322,983	-
*T. Rowe Price	T. Rowe Price Retirement 2015 Fund	425,622	-
*T. Rowe Price	T. Rowe Price Retirement 2020 Fund	697,337	-
T. Rowe Price	J. P. Morgan Stable Value Fund	671,916	-
T. Rowe Price	Vanguard Explorer	511,655	-
T. Rowe Price	PIMCO Total Return Fund	701,216	-

(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)

$ -	$ -	$ -	$ 941,530	$ -
-	-	-	671,926	-
-	-	-	1,355,035	-
-	-	-	737,712	-
-	-	-	499,916	-
-	-	-	646,682	-
-	-	941,530	941,530	-
-	-	322,983	322,983	-
-	-	425,622	425,622	-
-	-	697,337	697,337	-
-	-	671,916	671,916	-
-	-	511,655	511,655	-
-	-	701,216	701,216	-

*  Indicates party-in-interest.

Note:   The above transactions represent mandated purchases and sales upon the change in trustee. All other transactions were participant-directed, and thus are not presented on this schedule.